EXHIBIT 99.1

Western Copper and Gold Announces 2017 Results

VANCOUVER, British Columbia, March 23, 2018 (GLOBE NEWSWIRE) -- Western Copper and Gold Corporation (“Western” or the “Company”) (TSX:WRN) (NYSE AMERICAN:WRN) reports its financial results for the year ended December 31, 2017.

“In 2017, Western continued to advance the Casino Project. We completed a number of key permitting initiatives and the Federal and Territorial Governments announced funding for the Casino access road,” said Dr. Paul West-Sells, Chief Executive Officer. “In addition, the price of copper broke through US$3 per pound for the first time since late 2014 and the outlook for copper is strong.  With the Casino Project mid-way through permitting, Western is well positioned to benefit from this strengthened copper space.”

FINANCIAL RESULTS

This news release should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2017, and the notes thereto, and management’s discussion and analysis (“MD&A”) for the year ended December 31, 2017.  All figures in Canadian dollars (“$”).

The Company incurred a loss of $2.7 million ($0.03 per common share) for the year ended December 31, 2017, compared to a loss of $2.1 million ($0.02 per common share) during the year ended December 31, 2016.

Cash and short-term investments totaled $4.1 million as at December 31, 2017 compared to $6.8 million as at December 31, 2016.  The Company had working capital of $3.9 million as at December 31, 2017.  Subsequent to the year ended December 31, 2017, the Company completed a private placement for $3.4 million in gross proceeds.

Western’s activities over the last few years have focused on permitting and engineering the Casino Project.  The Company incurred $1.9 million in expenditures related to advancing the Casino Project during the year ended December 31, 2017 compared to $2.3 million during the year ended December 31, 2016.

FILINGS

The Company filed its annual information form, audited consolidated financial statements and MD&A for the year ended December 31, 2017 with the appropriate Canadian regulatory bodies on March 22, 2018. These filings are available for viewing on SEDAR at www.sedar.com.

The Company also filed its annual report on Form 40-F with the U.S. Securities and Exchange Commission for the year ended December 31, 2017 on March 22, 2018.  Western’s Form 40-F is available for viewing and retrieval through EDGAR at www.sec.gov/edgar.shtml.

The filings described above are also available on the Company’s website. Western will provide a copy of the filings to any shareholder, without charge, upon request.  Requests may be made by email, telephone, or regular mail.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada’s premier Copper-Gold mine in the Yukon Territory.  For more information, visit the Company’s website: www.westerncopperandgold.com.

On behalf of the board,

“Paul West-Sells”

Dr. Paul West-Sells
President & CEO

For more information, please contact:

Chris Donaldson,
Manager, Corporate Development and Investor Relations
604.638.2520 or cdonaldson@westerncopperandgold.com

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”).  Forward-looking statements generally express predictions, expectations, beliefs, plans, projections, or assumptions of future events or performance and do not constitute historical fact.  Forward-looking statements tend to include words such as “will”, “may”, “could”, “expects”, “plans”, “estimates”, “intends”, “anticipates”, “believes”, “targets”, “forecasts”, “schedules”, “goals”, “budgets”, or similar terminology.  Forward-looking statements herein include, but are not limited to, statements with respect to the Casino Project being Canada’s premier copper-gold mine, Casino’s potential costs and production, and future market interest in the Company.  Information concerning mineral reserves and mineral resources also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.

All forward-looking statements are based on Western’s current beliefs as well as various assumptions made by and information currently available to them.  Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.  Forward-looking statements are inherently subject to significant uncertainties and contingencies and are subject to important risk factors and uncertainties, both known and unknown, that are beyond Western’s ability to control or predict. Actual results and future events could differ materially from those anticipated in forward-looking statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Western expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.